Exhibit (a)(1)(A)

COMPANY NOTICE

To the Holders of

BRISTOW GROUP INC.

3.00% Convertible Senior Notes due 2038

CUSIP 110394 AC7*

Reference is hereby made to the Indenture dated as of June 17, 2008 among Bristow Group Inc. (the “Company”), the subsidiary guarantors named therein and U.S. Bank National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture thereto dated as of June 17, 2008 (the “First Supplemental Indenture”) among the Company, the subsidiary guarantors named therein and the Trustee and the Second Supplemental Indenture thereto dated as of October 1, 2012 among the Company, the subsidiary guarantors named therein and the Trustee (as so supplemented, the “Indenture”), pursuant to which the 3.00% Convertible Senior Notes due 2038 of the Company (the “Notes”) were issued.

In accordance with the Indenture, at the option of each holder of the Notes, the Notes will be purchased by the Company for $1,000 in cash per $1,000 principal amount of the Notes plus accrued and unpaid interest to, but excluding, June 15, 2015 (the “Repurchase Date” and such amount, the “Repurchase Price”), subject to the terms and conditions of the Indenture, the Notes and this Company Notice and related offer materials, as amended and supplemented from time to time (the “Offer”). However, because the Repurchase Date is after a record date and on the interest payment date, the interest will be paid on the regular interest payment date to the holder of record on the record date. Holders may surrender their Notes at any time during the period beginning on May 15, 2015 and expiring at 5:00 p.m., New York City time, on June 12, 2015. This Company Notice is being sent pursuant to the provisions of Section 9.01 of the First Supplemental Indenture.

To accept the Offer by the Company to purchase the Notes and receive payment the Repurchase Price, holders of certificated Notes in non-global form must validly surrender the Notes and the enclosed Repurchase Notice (the “Repurchase Notice”) to the Paying Agent (and not have withdrawn such surrendered Notes and the Repurchase Notice) before 5:00 p.m., New York City time, on June 12, 2015. Notes surrendered for purchase may be withdrawn at any time before 5:00 p.m., New York City time, on June 12, 2015. The right of holders to surrender Notes for purchase in the Offer expires at 5:00 p.m., New York City time, on June 12, 2015.

The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through accounts with The Depository Trust Company (“DTC”) and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for repurchase hereunder must be delivered through the transmittal procedures of DTC’s automated tender offer program (“ATOP”).

The name and address of the Trustee, as Paying Agent, is as follows:

U.S. Bank National Association

Global Corporate Trust Services

111 Fillmore Avenue E

St. Paul, Minnesota 55107-1402

Telephone: (800) 934-6802

Dated: May 15, 2015	U.S. BANK NATIONAL ASSOCIATION,
TRUSTEE on behalf of Bristow Group Inc.

NOTICE:

Copies of this Company Notice may be obtained from the Paying Agent at its address set forth above.

*	No representation is made as to the correctness of such number either as printed on the Notes or as contained in this notice, and reliance may be placed only on the other identification printed on the Notes.

TABLE OF CONTENTS

SUMMARY TERM SHEET	1
IMPORTANT INFORMATION CONCERNING THE OFFER	3
1. Information Concerning the Company.	3
2. Information Concerning the Notes.	3
2.1. The Company’s Obligation to Purchase the Notes.	4
2.2. Repurchase Price.	4
2.3. Conversion Rights of Notes.	4
2.4. Market for the Notes and the Shares of the Company.	5
2.5. Redemption.	6
2.6. Fundamental Change.	6
2.7. Ranking.	6
3. Procedures to be Followed by Holders Electing to Surrender Notes for Purchase.	6
3.1. Method of Delivery.	6
3.2. Repurchase Notice.	7
3.3. Delivery of Notes.	7
4. Right of Withdrawal.	8
5. Payment for Surrendered Notes.	8
6. Notes Acquired.	8
7. Plans or Proposals of the Company.	8
8. Interests of the Directors, Executive Officers and Affiliates of the Company in the Notes.	9
9. Purchases of Notes by the Company and its Affiliates.	9
10. Material United States Federal Income Tax Considerations.	10
11. Additional Information.	13
12. No Solicitation.	14
13. Definitions.	14
14. Conflicts.	14

No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and the accompanying Repurchase Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice and the accompanying Repurchase Notice do not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any holder as to whether to surrender such holder’s Notes. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.

i

SUMMARY TERM SHEET

The following are answers to some of the questions that you may have about the Offer. To understand the Offer fully and for a more complete description of the terms of the Offer, we urge you to read carefully the remainder of this Company Notice and the accompanying Repurchase Notice because the information in this summary is not complete and those documents contain additional important information.

•	Who is offering to purchase my Notes?

Bristow Group Inc., a Delaware corporation, is offering to purchase all outstanding 3.00% Convertible Senior Notes due 2038 issued by it that are surrendered for purchase at the option of the holder thereof. As of May 14, 2015, there was approximately $115 million aggregate principal amount of Notes outstanding.

•	Why is the Company making the Offer?

The Company is required to make the Offer under the terms of the Indenture and the Notes.

•	How much is the Company offering to pay?

Under the terms of the Indenture and the Notes, the Company will pay, in cash, a Repurchase Price of $1,000 per $1,000 principal amount of the Notes plus accrued and unpaid interest to, but excluding, the Repurchase Date with respect to any and all Notes validly surrendered for purchase and not withdrawn. However, because the Repurchase Date is after a record date and on the interest payment date, the interest will be paid on the regular interest payment date to the holder of record on the record date.

•	What is the form of payment?

Under the terms of the Indenture, the Company must pay the Repurchase Price in cash with respect to any and all Notes validly surrendered for purchase and not withdrawn.

•	Are the Notes convertible into shares?

The Notes are convertible in certain circumstances into cash and a number of shares of common stock of the Company determined as specified in the Indenture and the terms of the Notes. However, the Notes are not currently convertible because these circumstances have not been satisfied. As of May 14, 2015, the conversion rate of the Notes was 13.6849, equivalent to a conversion price per share of approximately $73.07. This conversion rate is subject to further adjustment upon the occurrence of certain corporate events but not for accrued interest. In addition, if certain fundamental changes occur prior to June 15, 2015, the Company will in some cases increase the conversion rate for a holder electing to convert Notes in connection with such fundamental change.

•	How can I determine the market value of the Notes?

There is no established reporting system or market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results and the market for similar securities. Holders are urged to obtain, to the extent available, current market quotations for the Notes prior to making any decision with respect to the Offer.

•	What does the board of directors of the Company think of the Offer?

The board of directors of the Company has not made any recommendation as to whether you should surrender your Notes for purchase. You must make your own decision whether to surrender your Notes for purchase and, if so, the amount of Notes to surrender.

•	When does the Offer expire?

The Offer expires at 5:00 p.m., New York City time, on June 12, 2015. The Company does not plan to extend the period you have to accept the Offer unless required to do so by federal securities laws.

•	What are the conditions to the Company’s purchase of the Notes?

Provided that the Company’s purchase of validly surrendered Notes is not unlawful, that purchase will not be subject to any other conditions.

•	How do I surrender my Notes?

To surrender your Notes for purchase pursuant to the Offer, you must deliver the required documents to U.S. Bank National Association, as Paying Agent, no later than 5:00 p.m., New York City time, on June 12, 2015, as described below. Holders that surrender through DTC need not submit a physical repurchase notice to the Paying Agent if such holders comply with the transmittal procedures of DTC.

•	A holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact that nominee if that holder desires to surrender its Notes and instruct that nominee to surrender the Notes on the holder’s behalf.

•	A holder who is a DTC participant should surrender its Notes electronically through DTC’s Automated Tenders over the Participant Terminal System (“ATOP”), subject to the terms and procedures of that system.

•	While the Trustee has informed us that there are currently no certificated Notes in non-global form, in the event that after the date of this Company Notice physical certificates evidencing the Notes are issued to a Holder other than DTC or its nominee, a holder whose Notes are held in certificated form must properly complete and execute the Repurchase Notice, and deliver the notice to the Paying Agent, with any other required documents and the certificates representing the Notes to be surrendered for purchase.

•	If I surrender, when will I receive payment for my Notes?

The Company will accept for payment all validly surrendered Notes immediately upon expiration of the Offer. The Company will forward to the Paying Agent, on or prior to 11:00 a.m., New York City time, on June 16, 2015, an amount of cash sufficient to pay the aggregate Repurchase Price for all Notes that have been validly surrendered for purchase and not withdrawn, and the Paying Agent will promptly distribute the cash to the holders in accordance with the terms of the Indenture and the Notes. The Repurchase Price for any Notes that have been validly surrendered for purchase and not withdrawn will be paid promptly following the later of June 16, 2015 and the time of surrender of such Notes to the Paying Agent.

•	Until what time can I withdraw previously surrendered Notes?

You can withdraw Notes previously surrendered for purchase at any time until 5:00 p.m., New York City time, on June 12, 2015.

•	How do I withdraw previously surrendered Notes?

Holders that withdraw through DTC need not submit a physical notice of withdrawal to the Paying Agent if such holders comply with the withdrawal procedures of DTC prior to 5:00 p.m., New York City time, on June 12, 2015. Any Holder who desires to withdraw previously surrendered Notes evidenced by physical certificates must deliver an executed written notice of withdrawal, or a facsimile of one, to the Paying Agent prior to 5:00 p.m., New York City time, on June 12, 2015.

•	Do I need to do anything if I do not wish to surrender my Notes for purchase?

No. If you do not surrender your Notes electronically through ATOP before the expiration of the Offer (or, if your Notes are evidenced by physical certificates, deliver a properly completed and duly executed Repurchase Notice to the Paying Agent), the Company will not purchase your Notes and such Notes will remain outstanding subject to their existing terms.

•	If I choose to surrender my Notes for purchase, do I have to surrender all of my Notes?

No. You may surrender all of your Notes, a portion of your Notes or none of your Notes for purchase. If you wish to surrender a portion of your Notes for purchase, however, you must surrender your Notes in a principal amount of $1,000 or in integral multiples of $1,000.

•	If I do not surrender my Notes for purchase, will I continue to be able to exercise my conversion rights?

Yes. If you do not surrender your Notes for purchase, your conversion rights will not be affected. You will continue to have the right to convert the Notes in certain circumstances into cash and a number of shares of common stock of the Company determined as specified in the Indenture and the terms of the Notes. However, the Notes are not currently convertible because these circumstances have not been satisfied.

•	Will I have to pay U.S. federal income taxes if I surrender my Notes for purchase in the Offer?

The receipt of cash in exchange for Notes pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. We urge you to consult with your tax advisor regarding the actual tax consequences to you. For a discussion of the material U.S. federal income tax considerations relating to the Offer, see “Material United States Federal Income Tax Considerations.”

•	Who is the Paying Agent?

U.S. Bank National Association, the trustee for the Notes, is serving as Paying Agent in connection with the Offer. Its address and telephone number are set forth on the front cover page of this Company Notice.

•	Who can I talk to if I have questions about the Offer?

Questions and requests for assistance in connection with the surrender of Notes for purchase pursuant to the Offer may be directed to U.S. Bank National Association at (800) 934-6802.

IMPORTANT INFORMATION CONCERNING THE OFFER

1.	Information Concerning the Company.

Bristow Group Inc. is a Delaware corporation. The Company’s principal executive offices are located at 2103 City West Blvd., 4th Floor, Houston, Texas 77042, and its telephone number at that address is (713) 267-7600. The Company’s shares are listed on the New York Stock Exchange under the symbol “BRS.”

The Company is the leading provider of helicopter services to the worldwide offshore energy industry based on the number of aircraft operated and one of two helicopter service providers to the offshore energy industry with global operations. The Company has a long history in the helicopter services industry through Bristow Helicopters Ltd. and Offshore Logistics, Inc., having been founded in 1955 and 1969, respectively. The Company has major transportation operations in the North Sea, Nigeria and the U.S. Gulf of Mexico, and in most of the other major offshore energy producing regions of the world, including Australia, Brazil, Canada, Russia and Trinidad. The Company provides private sector SAR services in Australia, Canada, Norway, Russia and Trinidad and began providing public sector SAR services in North Scotland on behalf of the Maritime & Coastguard Agency in June 2013.

2.	Information Concerning the Notes.

The Company issued the Notes under an Indenture dated as of June 17, 2008 among the Company, the subsidiary guarantors named therein and U.S. Bank National Association, as trustee, as supplemented by the First Supplemental

Indenture thereto dated as of June 17, 2008 among the Company, the subsidiary guarantors named therein and the Trustee and the Second Supplemental Indenture thereto dated as of October 1, 2012 among the Company, the subsidiary guarantors named therein and the Trustee. The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated June 11, 2008 to the prospectus dated June 9, 2008 and under the caption “Description of Debt Securities” in that prospectus is incorporated by reference herein.

2.1.	The Company’s Obligation to Purchase the Notes.

Under the terms of the Notes, each holder of the Notes may require the Company to purchase on June 15, 2015 (the “Repurchase Date”) all or a portion of the holder’s Notes validly surrendered for purchase and not withdrawn on June 12, 2015.

The Offer expires at 5:00 p.m., New York City time, on June 12, 2015. The Company does not plan to extend the period holders of Notes have to accept the Offer unless required to do so by federal securities laws. If holders do not validly surrender their Notes before the expiration of the Offer, their Notes will remain outstanding subject to the existing terms of the Indenture and the Notes.

If any Notes remain outstanding following expiration of the Offer, the Company will become obligated to purchase any then-remaining Notes, at the option of the holders, in whole or in part, on June 15, 2020, June 15, 2025, June 15, 2030 and June 15, 2035, respectively, at purchase prices equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but excluding, such repurchase date.

2.2.	Repurchase Price.

Under the terms of the Notes, the purchase price for the Notes in the Offer is equal to $1,000 per $1,000 principal amount thereof plus accrued and unpaid interest to, but excluding, the Repurchase Date (the “Repurchase Price”). The Company will pay the Repurchase Price in cash with respect to any and all Notes validly surrendered for purchase and not withdrawn. The Company will accept Notes surrendered for purchase only in principal amounts equal to $1,000 or integral multiples thereof. If the Paying Agent holds cash sufficient to pay the Repurchase Price of the Notes tendered and not withdrawn by 11:00 a.m., New York City time, on the business day following the Repurchase Date, then (a) such Notes will cease to be outstanding, (b) interest, if any, will cease to accrue on such Notes and (c) the rights of the holders of such Notes will terminate.

The Repurchase Price is based solely on the requirements of the Indenture and the Notes and bears no relationship to the market price of the Notes or of shares of the Company. Accordingly, the Repurchase Price may be significantly higher or lower than the current market price of the Notes. Holders of Notes are urged to obtain the best available information as to potential current market prices of the Notes, to the extent available, and shares of the Company before making a decision whether to surrender their Notes for purchase.

None of the Company or its board of directors or employees are making any recommendation to holders as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Notes for purchase and, if so, the principal amount of Notes to surrender based on that holder’s assessment of current market value of the Notes and the shares of the Company and other relevant factors.

2.3.	Conversion Rights of Notes.

The Notes are convertible in certain circumstances into cash and a number of shares of common stock of the Company determined as specified in the Indenture and the terms of the Notes. The Notes are convertible under the following circumstances:

•	during any calendar quarter commencing after June 30, 2008, and only during such calendar quarter, if for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter, the last reported sale price per share of the Company is more than 120% of the conversion price per share of the Company for the Notes on the last trading day of such preceding calendar quarter;

•	prior to the stated maturity, during the five consecutive business-day period following any five consecutive trading-day period in which the trading price per $1,000 principal amount of Notes for each trading day of such five trading-day period was less than 97% of the product of the last reported sale price per share of the Company for such trading day and the applicable daily conversion rate on such day;

•	if the Notes have been called for redemption, at any time after the notice of such redemption is given and prior to the close of business on the business day immediately preceding the redemption date;

•	during specified periods upon the occurrence of specified distributions to holders of shares of the Company or specified corporate transactions; or

•	at any time on or after January 1, 2038 until the close of business on the business day immediately preceding the stated maturity of the Notes.

As of May 14, 2015, these conditions had not been satisfied.

As of May 14, 2015, the conversion rate of the Notes was 13.6849, equivalent to a conversion price per share of approximately $73.07. This conversion rate is subject to further adjustment upon the occurrence of certain corporate events but not for accrued interest. In addition, if certain fundamental changes occur on or before June 15, 2015, the Company will in some cases increase the conversion rate for a holder electing to convert Notes in connection with such fundamental change.

Holders that do not surrender their Notes for purchase pursuant to the Offer will maintain the right to convert their Notes, subject to the terms, conditions and adjustments specified in the Indenture and in the Notes. Any Note as to which a Repurchase Notice has been given may be converted in accordance with the terms of the Indenture only if the applicable Repurchase Notice has been validly withdrawn before the expiration of the Offer, as described in Section 4 below.

2.4.	Market for the Notes and the Shares of the Company.

There is no established reporting system or trading market for trading in the Notes. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, our operating results and the market for similar securities. The Notes have been deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC for the accounts of participants in DTC.

Although the Notes are not currently convertible, the Notes are convertible in certain circumstances into cash and a number of shares of common stock of the Company determined as specified in the Indenture and the terms of the Notes. As of May 14, 2015, the conversion rate of the Notes was 13.6849, equivalent to a conversion price per share of approximately $73.07. This conversion rate is subject to further adjustment upon the occurrence of certain corporate events but not for accrued interest. In addition, if certain fundamental changes occur prior to June 15, 2015, the Company will in some cases increase the conversion rate for a holder electing to convert Notes in connection with such fundamental change.

The Company’s shares are listed on the New York Stock Exchange under the symbol “BRS.” The following table presents the range of high and low quarterly sales prices of the Company’s shares on the NYSE since April 1, 2013.

	Price
Fiscal Year Ended March 31,	High	Low
2014
First Quarter	$69.05	$59.21
Second Quarter	73.97	64.94
Third Quarter	85.70	72.48
Fourth Quarter	79.70	64.10
2015
First Quarter	$80.62	$71.27
Second Quarter	81.60	66.48
Third Quarter	75.00	58.14
Fourth Quarter	66.20	50.80
2016
First Quarter (through May 14, 2015)	$64.64	$54.08

On May 14, 2015, the last reported sales price of shares of the Company on the NYSE was $60.42 per share. As of April 30, 2015, there were 34,839,022 shares outstanding. We urge you to obtain current market information for the Notes, to the extent available, and the shares of the Company before making any decision to surrender your Notes pursuant to the Offer.

2.5.	Redemption.

After the tenth business day after the Repurchase Date, the Company may redeem any Notes that remain outstanding, in whole or in part, for cash at a price equal to the principal amount plus accrued and unpaid interest up to but excluding the redemption date.

2.6.	Fundamental Change.

A holder may require the Company to repurchase for cash his or her Notes if there is a Fundamental Change (as defined in the Indenture) at a purchase price equal to the principal amount plus accrued and unpaid interest to, but excluding, the Fundamental Change Repurchase Date (as defined in the Indenture), unless the Fundamental Change Repurchase Date is after a record date and on or prior to the interest payment date to which it relates, in which case interest accrued to the interest payment date will be paid to holders as of the preceding record date and the price the Company is required to pay will be equal to the principal amount of the Notes.

2.7.	Ranking.

The Notes are unsecured senior obligations of the Company. The Notes rank equal in right of payment with all of the Company’s existing and future unsecured senior debt and senior in right of payment to any subordinated debt of the Company. Each of the guarantees of the Notes is the general unsecured, senior obligation of the related Subsidiary Guarantor (as defined in the Indenture) and ranks equal in right of payment with all other senior debt of such Subsidiary Guarantor and senior in right of payment to any subordinated debt of such Subsidiary Guarantor. The Notes and the guarantees are effectively subordinated to all existing and future secured indebtedness of the Company, the subsidiaries of the Company and the Subsidiary Guarantors to the extent of the value of the assets securing such indebtedness.

3.	Procedures to be Followed by Holders Electing to Surrender Notes for Purchase.

Holders will not be entitled to receive the Repurchase Price for their Notes unless they validly surrender and do not withdraw the Notes before the expiration of the Offer. Only registered holders are authorized to surrender their Notes for purchase. Holders may surrender some or all of their Notes; however, any Notes surrendered must be in $1,000 principal amount or an integral multiple thereof.

If holders do not validly surrender their Notes before the expiration of the Offer, their Notes will remain outstanding subject to the terms of the Notes.

3.1.	Method of Delivery.

The method of delivery of Notes, the related Repurchase Notice and all other required documents, including delivery through DTC and acceptance through ATOP, is at the election and risk of the person surrendering such Notes and delivering such Repurchase Notice and, except as expressly otherwise provided in the Repurchase Notice, delivery will be deemed made only when actually received by the Paying Agent. The date of any postmark or other indication of when a Note or the Repurchase Notice was sent will not be taken into account in determining whether such materials were timely received. If such delivery is by mail, it is suggested that holders use properly insured, registered mail with return receipt requested, and that holders mail the required documents sufficiently in advance of June 12, 2015 to permit delivery to the Paying Agent prior to 5:00 p.m., New York City time, on June 12, 2015.

3.2.	Repurchase Notice.

The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Notes hold the Notes through accounts at DTC and that there are no certificated Notes in non-global form. Accordingly, unless physical certificates are issued following the date hereof, all Notes surrendered for repurchase hereunder must be delivered through DTC’s ATOP system. Valid delivery of Notes via ATOP will constitute a Repurchase Notice satisfying Holders’ notice requirements under the Indenture. Delivery of Notes and all other required documents, including delivery and acceptance through ATOP, is at the election and risk of the person surrendering such Notes.

The Indenture requires that the Repurchase Notice contain:

•	if certificated Notes have been issued, the certificate numbers of the Notes being delivered for purchase (provided, that if the Notes are not in certificated form, the Repurchase Notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of Notes to be purchased, which portion must be in principal amounts of $1,000 or integral multiples thereof; and

•	a statement that the Notes are to be purchased by the Company as of the Repurchase Date pursuant to the applicable provisions of the Notes and the Indenture.

3.3.	Delivery of Notes.

Notes in Certificated Form. While the Trustee has informed us that there are currently no certificated Notes in non-global form, in the event that after the date of this Company Notice physical certificates evidencing the Notes are issued to a Holder other than DTC or its nominee, to receive the Repurchase Price, holders of Notes in certificated form must deliver to the Paying Agent the Notes to be surrendered for purchase and the accompanying Repurchase Notice, or a copy thereof, before 5:00 p.m., New York City time, on June 12, 2015.

Notes Held Through a Custodian. A holder whose Notes are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such holder desires to surrender his or her Notes and instruct such nominee to surrender the Notes for purchase on the holder’s behalf.

Notes in Global Form. A holder who is a DTC participant may elect to surrender to the Company his or her beneficial interest in the Notes by:

•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system his or her beneficial interest in the Notes before the expiration of the Offer; and

•	electronically transmitting his or her acceptance through ATOP, subject to the terms and procedures of that system.

In surrendering through ATOP, the electronic instructions sent to DTC by the holder, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the holder, receipt by the holder of an agreement to be bound by the Repurchase Notice.

Notes and the Repurchase Notice must be delivered to the Paying Agent to collect payment. Delivery of documents to DTC or the Company does not constitute delivery to the Paying Agent.

HOLDERS THAT SURRENDER THROUGH DTC NEED NOT SUBMIT A PHYSICAL REPURCHASE NOTICE TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S TRANSMITTAL PROCEDURES.

4.	Right of Withdrawal.

Notes surrendered for purchase may be withdrawn at any time before the expiration of the Offer. In order to withdraw Notes, holders must either comply with DTC’s withdrawal procedures or deliver to the Paying Agent written notice specifying:

•	the certificate number of the withdrawn Notes (provided, that if the Notes are in the form of a Global Note (as defined in the Indenture), then such notice of withdrawal must comply with appropriate DTC procedures applicable to the withdrawal of a Repurchase Notice);

•	the principal amount of the Notes with respect to which such notice of withdrawal is being submitted; and

•	the principal amount, if any, of such Notes which remain subject to the original Repurchase Notice, which portion must be in principal amounts of $1,000 or integral multiples thereof.

The signature on the notice of withdrawal must be guaranteed by an Eligible Guarantor Institution (as defined in Rule 17Ad-15 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)), unless such Notes have been surrendered for purchase for the account of an Eligible Guarantor Institution. Any properly withdrawn Notes will be deemed not validly surrendered for purposes of the Offer. Notes withdrawn from the Offer may be resurrendered by following the surrender procedures described above.

HOLDERS THAT WITHDRAW THROUGH DTC NEED NOT SUBMIT A PHYSICAL NOTICE OF WITHDRAWAL TO THE PAYING AGENT IF SUCH HOLDERS COMPLY WITH DTC’S WITHDRAWAL PROCEDURES.

5.	Payment for Surrendered Notes.

The Company will forward to the Paying Agent, before 11:00 a.m., New York City time, on June 16, 2015, the appropriate amount of cash required to pay the Repurchase Price for the Notes validly surrendered for purchase and not withdrawn, and the Paying Agent will promptly distribute the cash to the holders. The Repurchase Price for any Notes that have been validly surrendered for purchase and not withdrawn will be paid promptly following the later of June 16, 2015 and the time of surrender of such Notes to the Paying Agent. Each holder of a beneficial interest in the Notes that has properly delivered such beneficial interest for purchase by the Company through the DTC and not validly withdrawn such delivery before the expiration of the Offer will receive the Repurchase Price promptly after such distribution.

The total amount of funds required by the Company to purchase all of the Notes is approximately $115 million (assuming all of the Notes are validly surrendered for purchase and accepted for payment). In the event any Notes are surrendered and accepted for payment, the Company intends to use available cash of it and its affiliates, borrowings under its revolving credit facility and proceeds of any other Company financing, as the case may be, to pay the Repurchase Price.

6.	Notes Acquired.

Any Notes that are purchased by the Company pursuant to the Offer will be canceled by the Trustee, pursuant to the terms of the Indenture.

7.	Plans or Proposals of the Company.

Except as described or incorporated by reference in this document, the Company presently has no plans that relate to or would result in:

(1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving any of its subsidiaries;

(2) any repurchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company;

(4) any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer of the Company;

(5) any other material change in the Company’s corporate structure or business;

(6) any class of equity security of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7) any class of equity security of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended;

(8) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

(9) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or

(10) any changes in the Company’s articles of incorporation or by-laws or its other governing instruments or other actions that could impede the acquisition of control of the Company.

8.	Interests of the Directors, Executive Officers and Affiliates of the Company in the Notes.

To the knowledge of the Company:

•	none of the Company or its executive officers, directors, subsidiaries or other affiliates have any beneficial interest in the Notes;

•	none of the officers or directors of the subsidiaries of the Company have any beneficial interest in the Notes;

•	the Company will not purchase any Notes from such persons; and

•	during the 60 days preceding the Repurchase Date, neither the Company nor, to its knowledge, any of its executive officers, directors or affiliates have engaged in any transactions in the Notes.

A list of the directors and executive officers of the Company is attached to this Company Notice as Annex A.

9.	Purchases of Notes by the Company and its Affiliates.

Each of the Company and its affiliates, including its executive officers and directors, are prohibited under applicable federal securities laws from purchasing Notes (or the right to purchase Notes) other than through the Offer until at least the tenth business day after the Repurchase Date. Following that time, if any Notes remain outstanding, the Company and its affiliates may purchase Notes in the open market, in private transactions, through a subsequent tender offer or otherwise, any of which may be consummated at purchase prices higher or lower than the Repurchase Price to be paid pursuant to the Offer. Any decision to purchase Notes after the Offer, if any, will depend upon many factors, including the market price of the Notes, the amount of Notes surrendered for purchase pursuant to the Offer, the market price of the shares of the Company, our business and financial position and general economic and market conditions.

On or after the tenth business day after the Repurchase Date, the Company may redeem any Notes that remain outstanding, in whole or in part, for cash at a price equal to the principal amount plus any accrued and unpaid interest to, but excluding, the redemption date.

10.	Material United States Federal Income Tax Considerations.

The following discussion summarizes the material U.S. federal income tax considerations relating to the surrender of Notes for purchase pursuant to the Offer. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury Regulations promulgated thereunder (the “Treasury Regulations”), administrative rulings, judicial decisions and other applicable authorities, all as in effect as of the date hereof and all of which are subject to change or differing interpretation, possibly with retroactive effect. This summary is limited to holders of the Notes who hold their Notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). For purposes of this discussion, “holder” means either a U.S. Holder (as defined below) or a Non-U.S. Holder (as defined below) or both, as the context may require.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular circumstances or to holders that may be subject to special treatment under U.S. federal income tax laws, such as:

•	financial institutions,

•	tax-exempt organizations,

•	S corporations or other pass-through entities,

•	insurance companies,

•	mutual funds,

•	dealers in securities,

•	traders in securities that elect to use a mark-to-market method of accounting for their securities,

•	holders that are subject to the alternative minimum tax provisions of the Code,

•	certain expatriates or former long-term residents of the United States,

•	U.S. Holders that have a functional currency other than the U.S. dollar,

•	personal holding companies,

•	regulated investment companies,

•	real estate investment trusts, and

•	holders that hold the Notes as part of a hedge, conversion or constructive sale transaction, straddle, wash sale, or other risk reduction transaction.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of Notes, the tax treatment of a partner will generally depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. A beneficial owner that is a partnership and partners in such a partnership are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them of the Offer.

This discussion does not address the Medicare tax imposed on certain investment income under Section 1411 of the Code, U.S. federal taxes other than income tax, or tax considerations arising under the laws of any foreign, state or local jurisdiction. No ruling has or will be obtained from the Internal Revenue Service (“IRS”) regarding the U.S. federal income tax consequences relating to the Offer. As a result, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to the conclusions set forth below.

THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES RELATING TO THE OFFER. WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES RELATING TO THE OFFER IN LIGHT OF YOUR OWN SITUATION.

U.S. Holders.

The following discussion applies only to U.S. Holders of the Notes. As used in this discussion, a “U.S. Holder” is a beneficial owner of a Note that, for U.S. federal income tax purposes, is:

•	an individual U.S. citizen or resident alien,

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under U.S. law (federal or state),

•	an estate whose worldwide income is subject to U.S. federal income tax, or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Surrender of Notes for Purchase. A U.S. Holder that receives cash in exchange for Notes pursuant to the Offer will recognize taxable gain or loss equal to the difference, if any, between (1) the amount of cash received for such Notes (excluding any amounts attributable to accrued and unpaid interest, which amounts will be taxed as ordinary interest income to the extent not previously included in income) and (2) the U.S. Holder’s adjusted tax basis in the Notes. A U.S. Holder’s adjusted tax basis in the Notes will generally equal the cost of such Note to the U.S. Holder, increased by the amount of any market discount the U.S. Holder previously elected to include in income, and reduced by the amount of any amortizable bond premium the U.S. Holder previously elected to deduct. Subject to the market discount rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period in the Note is more than one year. Long-term capital gains of non-corporate U.S. Holders are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Market Discount. A U.S. Holder that purchased a Note after its original issuance at a “market discount” (defined as the excess, if any, of the stated redemption price at maturity of the Note over the U.S. Holder’s basis in the Note immediately after its acquisition, subject to a de minimis exception) will generally be required to treat any gain recognized on the disposition of such Note as ordinary income to the extent of any accrued market discount, unless the U.S. Holder elected to include the market discount in income as it accrued.

Information Reporting and Backup Withholding. A U.S. Holder will be subject to information reporting with respect to payments made pursuant to the Offer, unless the U.S. Holder is an exempt recipient (such as a corporation). In addition, backup withholding will apply unless the U.S. Holder (1) is a corporation or other exempt recipient and, when required, demonstrates this fact or (2) provides its taxpayer identification number and satisfies certain certification requirements. Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders.

The following discussion applies only to Non-U.S. Holders of the Notes. As used in this discussion, a “Non-U.S. Holder” is a beneficial owner of a Note that is an individual, corporation, estate, or trust that is not a U.S. Holder.

Surrender of Notes for Purchase. Subject to the discussions of amounts attributable to accrued interest and of backup withholding below, any gain realized by a Non-U.S. Holder on the surrender of Notes for purchase pursuant to the Offer generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the holder),

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition of the Notes and certain other conditions are met, or

•	the Company is, or has been, a U.S. real property holding corporation (“USRPHC”) during the shorter of the Non-U.S. Holder’s holding period in the Notes or the five-year period ending on the date of the disposition.

If the Non-U.S. Holder is described in the first bullet above, such Non-U.S. Holder will be subject to tax on the net gain derived from the disposition of the Notes at graduated U.S. federal income tax rates, generally in the same manner as if the Non-U.S. Holder were a U.S. Holder. In addition, if a Non-U.S. Holder is a foreign corporation, it may be subject to the branch profits tax equal to 30% (or lower treaty rate) of its effectively connected earnings and profits for the taxable year attributable to such gain, subject to certain adjustments.

If a Non-U.S. Holder is an individual described in the second bullet above, such Non-U.S. Holder will be subject to a flat 30% tax (or lower treaty rate) on the gain derived from the disposition of the Notes, which may be offset by certain U.S. source capital losses, even though such Non-U.S. Holder is not considered a resident of the United States.

With respect to the third bullet above, the Company believes that it is not, nor has it been, a USRPHC.

Amounts Attributable to Accrued Interest. Under the “portfolio interest” exemption, no withholding of U.S. federal income tax will be required with respect to the portion of the payment, if any, attributable to accrued and unpaid interest on a Note held by a Non-U.S. Holder, provided that:

•	the interest is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States,

•	the Non-U.S. Holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all classes of the Company’s stock entitled to vote,

•	the Non-U.S. Holder is not, for U.S. federal income tax purposes, a controlled foreign corporation that is related to the Company (actually or constructively) through stock ownership,

•	the Non-U.S. Holder is not a bank that acquired the Notes on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business, and

•	(1) the Non-U.S. Holder provides its name, address, and taxpayer identification number, if any, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN, IRS Form W-8BEN-E, or other applicable form) or (2) the Non-U.S. Holder holds the Notes through certain foreign intermediaries or certain foreign partnerships, and the Non-U.S. Holder and the foreign intermediary or foreign partnership satisfy the certification requirements of applicable Treasury Regulations.

If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest generally will be subject to a 30% U.S. federal withholding tax, unless the Non-U.S. Holder provides the applicable withholding agent with a properly executed (1) IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (2) IRS Form W-8ECI (or other applicable form) stating that interest paid on the Notes is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business.

Any effectively connected interest income will generally be subject to tax on a net income basis at graduated U.S. federal income tax rates, generally in the same manner as if the Non-U.S. Holder were a U.S. Holder. In addition, if a Non-U.S. Holder is a foreign corporation, it may be subject to the branch profits tax equal to 30% (or lower treaty rate) of its effectively connected earnings and profits for the taxable year attributable to such interest, subject to certain adjustments.

Information Reporting and Backup Withholding. Payments to a Non-U.S. Holder for the surrender of Notes for purchase pursuant to the Offer made through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless such Non-U.S. Holder certifies, under penalties of perjury, that it is not a U.S. person or otherwise establishes an exemption. Any such payments made through a non-U.S. office of a U.S. broker or a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting, but not backup withholding, unless the broker has evidence in its records that the payee is not a U.S. person and has no knowledge or reason to know the contrary. Backup withholding is not an additional tax. The amount of any backup withholding will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

11.	Additional Information.

The Company files annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials the Company files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information the Company files electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about the Company at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

The Company has filed with the SEC a Tender Offer Statement on Schedule TO under Section 13(e)(4) of the Exchange Act and Rule 13e-4 of the SEC, furnishing certain information with respect to the Offer. The Tender Offer Statement on Schedule TO, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as described above.

The documents listed below contain important information about the Company and its financial condition:

•	the Company’s Annual Report on Form 10-K for the year ended March 31, 2014 is incorporated herein by reference;

•	the Company’s Quarterly Reports on Form 10-Q for the periods ended June 30, 2014, September 30, 2014 and December 31, 2014 are incorporated herein by reference;

•	the Company’s Current Reports on Form 8-K filed with the SEC on April 1, 2014, June 6, 2014, June 10, 2014, August 1, 2014, February 5, 2015 and April 20, 2015 (excluding any information “furnished” but not “filed”) are incorporated herein by reference;

•	The description of the Notes and the Indenture set forth under the caption “Description of the Notes” in the Company’s prospectus supplement dated June 11, 2008 to the prospectus dated June 9, 2008 and under the caption “Description of Debt Securities” in that prospectus is incorporated by reference herein; and

•	The description of the Company’s common stock contained in the Company’s registration statement on Form 8-A/A (Commission File No. 001-31617), filed on March 7, 2003, and any subsequent amendment thereto filed for the purpose of updating such description.

In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.

12.	No Solicitation.

There are no persons directly or indirectly employed, retained or to be compensated to make solicitations or recommendations in connection with the Offer. U.S. Bank National Association, however, is the trustee under the Indenture and will be communicating with and providing notices to holders of the Notes as required by the Indenture.

13.	Definitions.

All capitalized terms used but not specifically defined herein shall have the meanings given to those terms in the Indenture and the Notes.

14.	Conflicts.

In the event of any conflict between this Company Notice and the accompanying Repurchase Notice, on the one hand, and the terms of the Indenture and the Notes or any applicable laws, on the other hand, the terms of the Indenture or the Notes or applicable laws, as the case may be, will control.

None of the Company or its board of directors or employees are making any recommendation to any holder as to whether to surrender or refrain from surrendering Notes for purchase pursuant to this Company Notice. Each holder must make his or her own decision whether to surrender his or her Notes for purchase and, if so, the principal amount of Notes to surrender based on their own assessment of current market value and other relevant factors.

BRISTOW GROUP INC.

May 15, 2015

ANNEX A

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

The following table presents the name and title of each of the Company’s executive officers and directors as of May 15, 2015. The address of each such person is c/o Bristow Group Inc., 2103 City West Blvd., 4th Floor, Houston, Texas 77042.

Name	Title

Jonathan E. Baliff	President, Chief Executive Officer and Director

John H. Briscoe	Senior Vice President and Chief Financial Officer

K. Jeremy Akel	Senior Vice President and Chief Operating Officer

Chet Akiri	Senior Vice President and Chief Corporate Development, New Ventures and Strategy Officer

E. Chipman Earle	Senior Vice President, Chief Legal Officer and Corporate Secretary

Hilary S. Ware	Senior Vice President and Chief Administrative Officer

Brian J. Allman	Vice President, Controller and Chief Accounting Officer

Thomas N. Amonett	Director

Steven J. Cannon	Director

Michael A. Flick	Director

Lori A. Gobillot	Director

Ian A. Godden	Director

David C. Gompert	Director

Stephen A. King	Director

Thomas C. Knudson	Chairman of the Board and Director

Mathew Masters	Director

Bruce H. Stover	Director